UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER

000-53205

CUSIP NUMBER

Q3191S103

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2013
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ___________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Diligent Board Member Services, Inc.

Full Name of Registrant

Not Applicable

Former Name if Applicable

39 West 37th Street 8th Floor

Address of Principal Executive Office (Street and Number)

New York, NY 10018

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Diligent Board Member Services, Inc. (the “Company”) plans to file its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2013 as soon as practicable, but does not expect that it will be filed on or before the fifth calendar day following the required filing date as prescribed by Rule 12b-25(b) because the Company requires additional time to finalize its financial statements.

As disclosed in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on August 6, 2013, the Company will restate its financial statements for the fiscal years ended December 31, 2012, 2011, and 2010 and its unaudited condensed interim financial statements for the fiscal quarter ending March 31, 2013. Accordingly, the Company’s financial statements for such fiscal periods previously filed with the SEC, including interim periods within such fiscal years, should no longer be relied upon. In addition, any previously issued press release or other publicly issued statement by the Company containing financial information for such periods should not be relied upon.

The Audit Committee intends to request the Company’s current independent registered public accounting firm, Deloitte & Touche LLP, to reaudit the Company’s financial statements for the fiscal years ending December 31, 2012, 2011, and 2010. Following completion of such reaudit, the Company plans to file with the SEC restated financial statements for the affected fiscal periods. The Company will not be in a position to file its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2013 until its filings of restated financial statements are completed. Although no assurance can be given as to when such reaudits and restatements can be completed, the Company intends to complete them as soon as practicable.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Alessandro Sodi Chief Executive Officer	(212)	741-8181
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☒   Yes    ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company is determining and quantifying the specific adjustments that need to be made to each of the periods affected by the restatement. The revenue recognition errors identified by the Company and the other items described below do not affect the total revenues ultimately earned or to be earned, the amount or timing of cash received or to be received from individual customer agreements, or the Company's liquidity or overall cash flow.

Based on its review to date, the Company anticipates making corrections to its historical financial statements in the following areas:

•	The Company previously disclosed that revenue attributable to particular customer agreements was recognized from the beginning of a month rather than from the date of contract signing, and that the Company failed to defer revenue recognition until customers are provided access to the Company's hosting environment, as required by US GAAP. The Company will correct these errors. The effect of the errors was to accelerate the time when revenues were recognized under the Company’s customer agreements.

•	The Company will make an additional correction as a result of a comment letter received from the Staff of the Division of Corporation Finance of the SEC in connection with its review of the Company’s filings. In response to the comment, the Company plans to recognize revenue from installation fees under the Company’s customer agreements over the period during which the customer receives the benefit of the installation services, which will be a longer period than the twelve month contract term over which the Company previously recognized such revenue. The effect of the Company’s prior policy also was to accelerate the time when revenues (in this case installation fees) were recognized.

•	The Company will properly capitalize certain costs associated with software developed for internal use. These costs were previously expensed.

Selected operating highlights for the Company’s second quarter ended June 30, 2013 announced by the Company on August 5, 2013 are shown below.

The Company maintained its client retention rate of 97% in the second quarter. New sales in non-US markets continue to be strong while the Company has experienced slower new sales growth in the US for the second quarter. The Company expects its recurring revenue model to continue to drive revenue growth at a strong pace.

During the second quarter of 2013, Diligent signed a total of 173 net new client agreements, as compared to 216 net new client agreements in the second quarter of 2012. As of June 30, 2013, Diligent now serves a total of 2,183 public and private companies, with 3,075 boards and over 64,000 users worldwide. Diligent has many types of clients ranging from large publicly listed companies to smaller not-for-profit organizations. Diligent now services 294 Fortune 1000 companies, of which 18 were added in the second quarter and 530 NYSE listed companies, of which 35 were added in second quarter 2013. In addition, we serve 39% of the FTSE 100 Index (UK) and 35% of the ASX 20 Index (Australia).

Diligent continued to demonstrate balance sheet strength during the second quarter. Diligent’s cash balance increased by $US 2.5 million in the second quarter of 2013, resulting in total cash balances of $US 39.0 million as of June 30, 2013, after payment of US 2013 estimated quarterly income taxes of $US 1.8 million and final costs relating to the Special Committee process and related remediation activities of over $US 1.0 million.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the safe harbor provision of the Securities Litigation Reform Act of 1995. Terms such as “expect,” “believe,” “continue,” and “intend,” as well as similar comments, are forward-looking in nature. These forward-looking statements include statements regarding the Company’s intent to restate certain prior period financial statements and the errors that resulted in the Audit Committee reaching the decision that these historical financial statements could no longer be relied upon. There can be no assurance that the Company’s Board of Directors, Audit Committee, management, or independent registered public accounting firm will not identify additional issues in connection with the restatement or reaudit, or that these issues will not require additional corrections to the Company’s prior period financial statements. These statements are subject to risks and uncertainties, including the risk that additional information may become available in preparing and reauditing the financial statements and may require the Company to make additional corrections, the time and effort required to complete the restatement of the financial statements, the ramifications of the Company’s potential inability to timely file periodic and other reports with the SEC, and the risk of litigation or governmental investigations or proceedings relating to these matters. In addition, as disclosed in the Company’s prior filings, its Special Committee investigation identified a number of instances in which it was not, or may not have been, in compliance with applicable New Zealand and US regulatory obligations and such instances may expose the Company to potential regulatory actions and/or contingent liabilities; certain of the Company’s past stock issuances and stock option grants may expose it to potential contingent liabilities, including potential rescission rights; the Company is subject to New Zealand Stock Exchange Listing Rules and compliance with securities and financial reporting laws and regulations in the US and New Zealand and faces higher costs and compliance risks than a typical US public company due to the need to comply with these dual regulatory regimes; as of December 31, 2012 the Company identified material weaknesses in its internal control over financial reporting and concluded that its disclosure controls were not effective; the Company must address the material weaknesses in its internal controls, which otherwise may impede its ability to produce timely and accurate financial statements; the Company’s business is highly competitive and it faces the risk of declining customer renewals or upgrades; and it may fail to manage its growth effectively. Please refer to the Company’s Annual Report on Form 10-K for the Fiscal Year ended December 31, 2012 filed with the SEC for further information.

Diligent Board Member Services, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 9, 2013	By:	/s/ Alessandro Sodi
Alessandro Sodi
		Title:	Chief Executive Officer